Signal Hill Capital Group LLC

(SEC I.D. NO. 8-65530)

FINANCIAL STATEMENT

December 31, 2016

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SIGNAL HILL CAPITAL GROUP LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 E. LOMBARD ST., SUITE 1700

(No. and Street)

BALTIMORE	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Andrews   (443) 478-2617

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – if individual, state last, first, middle name)

919 E. MAIN ST., SUITE 1800	RICHMOND	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Gregory D. Andrews</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>SIGNAL HILL CAPITAL GROUP LLC</u>, as of <u>DECEMBER 31</u>, 20 <u>16</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u> </u>

<u> </u>

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_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title



Notary Public Linda Grinwis,
Howard County. Maryland
My commission expires 8/14/18

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNAL HILL CAPITAL GROUP LLC

TABLE OF CONTENTS



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
Signal Hill Capital Group LLC

We have audited the accompanying statement of financial condition of Signal Hill Capital Group LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Signal Hill Capital Group LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Richmond, Virginia
February 24, 2017

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1

SIGNAL HILL CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

$ in thousands

ASSETS

Cash and cash equivalents	$	10,063
Certificate of deposit		83
Due from Signal Hill Holdings LLC		2,194
Prepaid expenses and other assets		182
Property and equipment, net		154
Total assets	$	12,676

LIABILITIES AND EQUITY

Liabilities

Accounts payable and accrued expenses	$	333
Due to Signal Hill LLC		7,263
Deferred revenue		144
Deferred rent		22
Total liabilities		7,762
Equity		4,914
Total liabilities and equity	$	12,676

See notes to the financial statements.

SIGNAL HILL CAPITAL GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2016 *$ in thousands*

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Signal Hill Capital Group LLC ("SHCG") was organized on May 10, 2002 under the laws of the State of Delaware as a Limited Liability Company. SHCG is an independent advisory boutique serving the M&A advisory and private capital raising needs of growth companies. SHCG's experienced bankers provide deep domain expertise in the Technology, Media, Telecom, and Services sectors. SHCG is headquartered in Baltimore and has offices in several other US cities. SHCG concentrates its efforts exclusively toward the earning of professional fees. SHCG is owned 99.9% by Signal Hill Holdings LLC.

SHCG is a registered broker-dealer under the Securities Act of 1934 and is a member of FINRA. SHCG operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that SHCG carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers.

Method of Accounting
SHCG follows generally accepted accounting principles ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents
SHCG considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. SHCG maintains cash in bank deposit accounts, certificate of deposit accounts and other overnight accounts which generally exceed federally insured limits. SHCG has not experienced any losses in such accounts. SHCG's management believes that SHCG is not exposed to any significant credit risk on their balances.

Receivables
Receivables include amounts due arising from SHCG's advisory engagements.

The carrying amount of receivables is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts upon determination that further collection efforts will be unsuccessful.

At December 31, 2016, 89% of receivables were due from two clients.

Depreciation
Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

Computer and office equipment	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Shorter of useful life and life of lease

SIGNAL HILL CAPITAL GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2016   *$ in thousands*

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

SHCG is treated as a partnership which is not a taxpaying entity. The income from SHCG will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

SHCG follows the Income Tax Topic of the FASB Accounting Standards Codification. Under this guidance, any additional income tax resulting from disallowance of tax positions taken by SHCG would be imposed on members rather than SHCG. Accordingly, there would be no effect on SHCG financial statements. For the year ended December 31, 2016, management has determined that there are no material uncertain tax positions.

SHCG is not subject to examination by United States federal or state taxing authorities for tax years generally before 2013. SHCG records interest and penalties related to underpayment of income taxes as operating expenses. As of December 31, 2016, SHCG had no accrued interest or penalties.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* , requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year, making it effective for annual reporting periods beginning after December 15, 2017. SHCG has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

In February 2016, the FASB issued new guidance related to the accounting for leases. The new guidance requires the recognition of assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing, and cash flows arising from leases. The new guidance is first effective for our financial report covering the year ended December 31, 2019, with early adoption permitted. This new guidance will impact our financial position and results of operations. We are evaluating the magnitude of such impact.

SIGNAL HILL CAPITAL GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2016   *$ in thousands*

NOTE B. SUBSEQUENT EVENTS

In preparing these financial statements, management of SHCG has evaluated events and transactions subsequent to December 31, 2016 through February 24, 2017, the date these financial statements were available to be issued. Based on the definitions and requirements of the Subsequent Events Topics of the FASB Accounting Standards Codification, management of SHCG is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

NOTE C. RECEIVABLES, net

At December 31, 2016 receivables consist of the following:

Investment banking receivables	$	108
Less: allowance for doubtful accounts		(108)
Receivables, net	$	-

NOTE D. PREPAID EXPENSES AND OTHER ASSETS

At December 31, 2016 prepaid expenses and other assets consist of the following:

Security deposits	$	100
Prepaid expenses and other assets		82
Prepaid expenses and other assets	$	182

NOTE E. PROPERTY AND EQUIPMENT, net

At December 31, 2016 property and equipment consist of the following:

Computer and office equipment	$	420
Furniture and fixtures		192
Leasehold improvements		205
		817
Less: accumulated depreciation		(663)
Property and equipment, net	$	154

SIGNAL HILL CAPITAL GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2016   *$ in thousands*

NOTE F. EQUITY

SHCG is authorized to issue 1,000 shares. As of December 31, 2016 all 1,000 shares were issued and outstanding.

The Limited Liability Company (LLC) Agreement, as amended, dated April 1, 2008, sets forth the respective rights and obligations of members of SHCG and provides for terms of its management and conduct of its affairs. SHCG's Operating Committee is responsible for managing the affairs of SHCG.

SHCG is not obligated to make any periodic distributions to members, except for tax distributions. The amount and timing of any distributions are at the discretion of the Board of Directors.

NOTE G. COMMITMENTS AND CONTINGENCIES

Operating Leases and Subscriptions

SHCG leases its office space under non-cancellable operating lease agreements that expire on various dates through December 2021. Rental expense related to these agreements for the year ended December 31, 2016 was $1,268.

SHCG has also entered into various lease agreements for office equipment and commitments for financial data and other services.

Future minimum rental commitments for the years ending December 31, are as follows:

2017	$	1,039
2018		394
2019		250
2020		256
Thereafter		263
	$	2,202

Letter of Credit and Certificate of Deposit

As of December 31, 2016, SHCG has an outstanding available letter of credit totaling approximately $83 that expires on November 30, 2017 as required by an office space lease agreement. A certificate of deposit of $83 is held as collateral agains the letter of credit and is presented on the statement of assets and liabilities.

Litigation and Indemnifications

SHCG in the normal course of business is involved from time to time in litigation. As of December 31, 2016, management and legal counsel are not aware of any litigation that could have a materially negative impact on the financial statements.

In the normal course of business, SHCG enters into agreements containing representations and warranties that provide indemnifications under certain circumstances. SHCG is not aware of any exposure that could have a materially negative impact on the financial statements.

SIGNAL HILL CAPITAL GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2016   *$ in thousands*

NOTE H.   RELATED PARTY TRANSACTIONS

Signal Hill LLC, a non-broker-dealer entity, is the employer and benefit provider for all SHCG employees. Compensation (including accrued bonuses, equity-based compensation, and 401(k) contributions) and other costs incurred by Signal Hill LLC are apportioned to SHCG under the terms of an expense sharing arrangement. As of December 31, 2016, the balance due to Signal Hill LLC consists primarily of accrued compensation. Signal Hill Holdings LLC is the parent company of SHCG and Signal Hill LLC. SHCG periodically advances excess cash to Signal Hill Holdings LLC for share repurchases and other corporate purposes. During 2016, the balance due from Signal Hill Holdings LLC was reduced by $1,341 via capital distributions. The monies due to and due from related parties are due on demand and do not accrue interest.

NOTE I.   REGULATORY REQUIREMENTS

SHCG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $2,302, which was $1,784 in excess of its required net capital of $517, and the Company's net capital ratio was 3.37 to 1.